

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 31, 2010

Via Facsimile (212) 403-2000 and U.S. Mail
Robert H. Young, Jr.
Senior Vice President, General Counsel and Secretary
Airgas, Inc.
259 North Radnor-Chester Rd.
Radnor, PA 19087-5283

       Re: **Airgas, Inc.**
               Schedule 14D-9
               Filed February 22, 2010
               Amendments to Schedule 14D-9
               Filed March 1, 3, 12, 15, and 29, 2010
               File No.: 5-38422

Dear Mr. Young:

We have limited our review of the above referenced filings and your response letter dated March 23, 2010 to those issues we have addressed in our comments.

Schedule 14D-9
Schedules 14D-9/A

1. We note your responses to comments 1, 2 and 3 of our letter dated February 26, 2010. We disagree with your conclusion that the disclosure document does not require or would not be improved by inclusion of clarifying disclosure that unequivocally acknowledges that the future prospects or projected values referenced are not assured and/or by disclosing in a clearer and more balanced manner, the limitations and myriad of assumptions underlying the projected valuations and future goals referenced throughout pages 18-20. Refer generally to Item 1011(b) of Regulation M-A.

2. Notwithstanding your response to prior comment 6, we disagree that the dispute should be characterized in this manner given that the legality of the exercise of the options is currently an issue pending before a court.   We reissue the comment.

3. Please refer to your response 7 and disclosure on page 24 that states, "*to Airgas' knowledge*, after making reasonable inquiry," no transactions of the type referenced were effected in the last 60 days. Such qualifying language appears to be inappropriate. The company should be able to discern information regarding transactions effected by its own officers, directors, affiliates and subsidiaries particularly if the compliance protocols referenced in your response exist. Accordingly, we reissue the comment.

4. We note the amendment made to Schedule 14D-9/A on March 1, 2010. The disclosure states that safe harbor protections created by the Private Securities Litigation Reform Act of 1995, as amended, do not apply to statements made in connection with the tender offer, "*although other legal protections may apply*" (emphasis added). Such language inappropriately qualifies the statement that precedes it. Please revise to remove the qualifying language and refrain from including such qualifying language in future filings.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via facsimile):   David Katz, Esq.
Wachtell, Lipton, Rosen & Katz